Filed by Kroll Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                              Subject Company:  ONTRACK Data International, Inc.
                                                   Commission File No. 000-21375


Set forth below is the script to a Kroll Inc. conference call held on May 1, 2002.


Kroll Inc. has filed a registration statement on Form S-4, which includes a joint proxy statement/prospectus in connection with its acquisition of ONTRACK Data International, Inc. Kroll and Ontrack intend to mail a definitive joint proxy statement/prospectus to their respective shareholders prior to their respective shareholders meetings and will request their proxies at that time. Shareholders of Kroll and Ontrack and other investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Ontrack and the transaction. Any offer of securities will only be made pursuant to the definitive joint proxy statement/prospectus. Shareholders and other investors may obtain a free copy of the definitive joint proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

Kroll, Ontrack and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Kroll and Ontrack in favor of the transaction. Information regarding the interests of Kroll's and Ontrack's officers and directors in the transaction will be included in the definitive joint proxy statement/prospectus.

In addition to the registration statement and joint proxy statement/prospectus, each of Kroll and Ontrack files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Kroll and Ontrack with the SEC are also available for free at the SEC's web site at www.sec.gov.

This document does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's web site. The prospectus contained in the registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll or Ontrack.


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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, projected results of operations, cash position, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Kroll's Annual Report on Form 10-K for the year ended December 31, 2001 and in Ontrack's Annual Report on Form 10-K for the year ended December 31, 2001, as amended. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Kroll's and/or Ontrack's results could differ materially from their respective expectations in these statements.



                               KROLL INCORPORATED

                          Moderator: Michael Cherkasky
                                   May 1, 2002
                                   10:00 am ET


Operator:           Good morning, my name is Christie and I will be your
                    conference facilitator today. At this time I would like to welcome everyone to the Kroll Incorporated conference call.
                    All lines have been placed on mute to prevent any background noise.

                    After the conclusion of the speaker's remarks there will be a question and answer session. If you would like to ask a question during that time simply press star then the 1 on your telephone keypad. And if you would like to withdraw your question press the pound key.

                    Before we get underway we would like to remind participants that the executives of Kroll might make some forward-looking statements in their discussion today. These forward-looking statements are based on management's current expectations.

                    As you know, there are risks and uncertainties that could cause Kroll's results to differ materially from those indicated in today's conference call including changes in the demand for or in the mix of Kroll services, competitive pricing and other competitive pressures and general economic conditions.

                    In addition, the executives of Kroll might discuss Kroll's pending acquisition of Ontrack Data International Inc. in this call and might make forward-looking comments about that transaction. There are additional risks and uncertainties relating to that transaction that could cause results to differ materially from those indicated in today's comments, including the risk that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval prior to the closing of the proposed merger, that the businesses of the companies suffer due to uncertainty, or that the parties are unable to transition customers successfully, execute their integration strategy or achieve planned synergies. Additional risk factors that may affect business and financial results have been detailed in Kroll's recent SEC filings and we refer you to them.

                    I would like to turn the call over to Mr. Michael Cherkasky. Please go ahead.

Michael Cherkasky:  Good morning everyone and thank you for joining us this morning. For many reasons you already know this is the first quarterly conference call that Kroll has hosted in some time. I believe the results we announced today reflect not only the new Kroll we forged in 2001 but also the true Kroll, the

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                    profitable service business that is a leader in an
                    increasingly important and growing worldwide industry.

                    You will hear from myself and Mike Petrullo, our acting CFO, respectively. We both believe our top and bottom line growth will continue through 2002 despite overall weakness in the economy. As world events continue to unfold, organizations continue to address their global security needs. Our security service engagements are now both longer and larger giving us more predictable and stable revenue streams.

                    Additionally, demand continues to be strong for our financial services business as companies seek to understand the impact of the new accounting of the 1990s, which suddenly is out of vogue. Finally I want to thank our customers, employees and shareholders for sticking with us through some tough times. We could not have achieved our turnaround without all of your support. So thank you.

                    Now I would like to turn to our first quarter results. I am pleased to announce that for the first quarter 2001 Kroll Inc. achieved record first quarter earnings and revenues. Kroll has net income of $2.3 million or 10 cents per fully diluted share for the first quarter of 2002 versus $470,000 or 2 cents per fully diluted share for the first quarter of 2001.

                    Kroll's sales grew 10.3% to $56 million from $50.8 million in the first quarter of 2001. The operating income for the first quarter of 2002 was $4.5 million, or 8% of sales, compared with operating income of $1.1 million, or 2.1%, for the first quarter of 2001.

                    Kroll generated approximately $1 million in cash from its operations in the quarter. The growth in the first quarter was led by the security services group and our financial services turnaround businesses both of which had over 50% revenue growth. This was higher than expected. This led to higher than expected profitability for the corporation as a whole.

                    On the other hand, the continued sluggish economy and hiring market in the United States negatively impacted our drug testing and surveillance business, causing revenues in those businesses to have less revenue than they reported in 2001 in the first quarter.

                    However, the sluggish economy in hiring market did not prevent our background checking business from growing approximately 24% in revenues. We believe this was in part a result in the increased need for background checks not just as a hiring tool, but also as part of an ongoing reassessment of security by corporate America.

                    Our other investigative and financial services business grew at an expected rate with the exception of our Asian operations. Our European and Latin America business were strong in all sectors of our business. North America consulting was near expected performance. Our Asian business as mentioned continued to show weakness associated with economic conditions in the region.

                    On the whole we are pleased and excited by our first quarter performance. We have grown our overall corporate revenues by double digits and the growth has been in the areas that promise significant operating margin improvement and both short and long-term strategic growth opportunities for Kroll.

                    Our operating margins have grown at the upper end of what we had projected for the first quarter of 2002. We believe Kroll's corporate restructuring and the streamlining effort we took in 2001 are bearing fruit today. We see the sales trend in the first quarter continuing for the next quarter and throughout the year headlined by very strong organic growth in security services and financial services.

                    The security assignments we receive today are both substantially larger (more than double) and longer than we saw before 9/11. And the new security business we receive was as large in March - or larger in March than it was in October of 2001. So we are seeing real legs to the security business.

                    On the financial service side, our transatlantic financial service business has begun to establish itself as an independent alternative to the big five. We have also seen substantial growth of interest in our financial services as our capabilities in this area become better known and as large multinational companies look for alternatives to their orders for consulting services.

                    Our background checking business continues to attract significant new work as it moves to a worldwide platform. The investigation business is negatively impacted by the lack of merger and acquisition activity, but it is in fact performing as expected.

                    We reaffirm our 13 to 18% revenues growth for 2002. The worldwide demand that has driven the key elements of our business has continued and, we believe, it will increase in the months ahead.

                    Our projections assume continued weakness in the worldwide economic conditions. They will improve with strengths in the economy. The Kroll brand has never been stronger and is associated with more quality services. The strategic initiative we started four years ago to change our business mix

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

                    and diversify our product line from sole reliance on investigations to a full range risk mitigation company is paying off.

                    We also see continued improvement in operating margins throughout this year and maintain our guidance of between 9 and 10% operating income for 2002. We expect the second quarter and third quarter to be better in revenue, operating profit and income than in the first quarter

                    I do want to highlight one note. Our earnings as released include a deduction of a non-cash charge for interest expense resulting from the amortization of the note discount of the senior secured convertible notes due 2006. It is approximately $2.3 million annually.

                    If this non-cash charge were not deducted pro-rata from the first quarter the quarter would be approximately 2 cents improved than what we announced on a fully diluted basis. With that I would now like to turn it over to Mike Petrullo.

Mike Petrullo:      Thanks Mike. As Mike highlighted we are very excited by the growth experienced by the company in the first quarter of 2002. Not only have we been successful in growing revenues for each of our business segments in the current economic environment, we have also increased gross margins in each of our business segments as well.

                    On an overall basis, while we have grown our revenues by 10.3% in the first quarter of 2002 as compared to the first quarter of 2001, we have grown our gross profit by almost 18.5%. Our gross profit expanded by almost $3.9 million, approximately $21.1 million in the first quarter of 2001 compared to approximately $25 million for the first quarter of 2002.

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

                    This resulted in an increase of 3 points of gross margin in the first quarter of 2002 for a 44.6% gross margin, an increase from 41.6% gross margin for the first quarter of 2001. This gross margin was most pronounced in our consulting services segment where gross margins increased from 40.6% for the first quarter of 2001 to 44.6% for the first quarter of 2002.

                    This 4 point increase in margin was primarily due to the substantial growth (over 50%) in revenues from our financial services turnaround business, which provide higher margins typically than our other consulting services businesses, along with the benefits currently being derived from our restructuring plan implemented in 2001, which resulted in approximately $8 million of cost savings on an annual basis.

                    Gross margins for our security services segment increased
                    2.6 margin points from 39.6% for the first quarter for 2001 to 42.2% for the first quarter of 2002. Gross profit increased approximately 62% on revenue growth of approximately 52% of the first quarter of 2002. As our security assignments are more substantial in scope and longer term in nature, this allows us to more effectively plan and coordinate resources providing services to our clients.

                    For both the security services and the consulting services turnaround business we have increased our utilization rate substantially, and this has resulted in the improvement of gross margins. Gross margin for our employee screening services segment increased by 1.1% margin points, or 45.6 % for the first quarter of 2001 to 46.7% in 2002, and was primarily driven by the growth in our background checking business.

                    With respect to our selling, general and administrative expenses, as a percentage of our net sales, our SG&A expense decreased from 39.2% for the first quarter of 2001 to 36.6% of net sales for the first quarter of 2002. This continues the trend whereby SG&A expense as a percent of our net sales has decreased from approximately 41.7% and 39.4% for the years ended 2000 and 2001, respectively, exclusive of any non-recurring charges.

                    While this trend is in fact positive, we still continue to seek improvement and attain better efficiencies to reduce SG&A expenses further. Both our expending gross margins and reduced SG&A costs as a percent of our net sales have enabled us to grow operating margins in 2002 to 8% from 2.1% in the first quarter of 2001.

                    We have also grown our EBITDA margins for the first quarter of 2002. Our EBITDA is approximately $7.3 million for an EBITDA margin of approximately 13% for the first quarter of 2002, compared to EBITDA of $4.4 million in the first quarter of 2001 and a margin of 8.7%.

                    As Mike had indicated, we generated approximately a million dollars from cash flow from operations during the quarter, and significantly we have not drawn down on our senior credit facility from our recent undertaking in February.

Michael Cherkasky:  Thank you Mike. Everyone in this company's name is Mike. I would like to come back and just very briefly update you on the Ontrack proposed acquisition. It is in fact progressing as planned. The companies filed on Friday, this last Friday, our Registration Statement on Form S-4 and the Hart-Scott-Rodino antitrust filings. We are again - pun intended
                    - we are on track to have this completed in the end of the second quarter or early third quarter of this year.

                    We have in fact have ascertained that there is strong support from - in discussions with - the shareholders of both companies. Ontrack announced its

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

                    first quarter results and they were very strong, above expectation. We believe that they will be a terrific partner and accretive in the first instance.

                    Shareholder meetings have not been set. And we can't do so until we in fact have clear regulatory approval. But the expectation is that everything is going as planned. There are no hurdles that are not expected. And the closing time is, as we had indicated, late second quarter or early third quarter.

                    With that said I would now like to turn it over to questions.

Operator:           Thank you. At this time I would like to remind everyone if you would like to ask a question simply press star 1. And if you would like to withdraw your question press the pound key. We will pause for a moment to assemble the roster. Your first question comes from Arnold Ursner of CJS.

Arnold Ursner:      Hi Mike how are you?

Michael Cherkasky:  Good.


Arnold Ursner):     A couple of questions. One is I think when you had your
                    analyst day you talked about possible further reductions in facilities and lowering of your cost structure. Can you update us on where you stand on that?

Michael Cherkasky:  Our plan had been historically to make sure that we were in the places that our clients were. We in fact have a wonderful infrastructure which we think gives us an enormous competitive advantage. But in analyzing the efficiencies of some of the operations, we in fact had made a determination in the middle of 2001 that we would go to more of a hub and spoke format.

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

                    We in fact have started, particularly in Asia. We have moved out of one of our offices in India. We have moved more of our central hub to Hong Kong and Singapore. We have in fact closed down our operations in Australia so that we are continuing to consolidate. That will be a trend for us that we will continue to consolidate, Arnie, and get some more efficiencies.

                    We think we are in the places that we need to be but some of these are marginally efficient. We will pull back, still service the area but pull back into a more of a hub focus. Mike, are there other issues that you would like to discuss?

Mike Petrullo:      That is basically it. We had talked about in 2001
                    implementing our restructuring plan and analyzing non-performing assets and we are continuing to do that.

Arnold Ursner:      Yes, but we have the negative impact of that in the first
                    quarter. The benefits of that have yet to be seen.

Michael Cherkasky:  Absolutely. Certainly the fourth quarter and the first quarter and I would tell you that we think decreasingly as the year goes by. But we are still - we are really proud, Arnie, of our performance in the first quarter. We think we are going to have a very strong year. This company is still honestly in a turnaround mode.

                    We think that 9% and 10% are not our ultimate goals for our margins for this company. We believe that in fact we can do better than that. And we will do better than that, so that there is an ongoing process of getting our SG&A in line with what we think it should be. And it is certainly closer to the 5% level.

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

                    We are going to do that through obviously some growth in our revenues but also by looking - continuing to look - to cut some of those expenses. We will not be taking any charges and in doing that we will be expensing things.

Arnold Ursner:      Okay, for us guys like ourselves who follow the other
                    financial services restructuring companies, can you give us some headcount numbers for security services and financial services please.

Michael Cherkasky:  We have grown our security services by 96 over the last six months. We have grown our financial services by about 15 over the last three months. We would expect financial services to grow substantially - do you have the figures of about approximately how many people we have there?

Mike Petrullo:      Yes, in our turnaround business in the first quarter of 2001 we had approximately 165 employees for the first quarter of 2002. We now have 200 employees in our turnaround business.

Arnold Ursner:      Is that billable?

Mike Petrullo:      That is total.

Michael Cherkasky:  The great majority of that, Arnie, is added to the billable.


Arnold Ursner:      And you mentioned 96 in security. What was the base on that please?

Michael Cherkasky:  The base was, I think, roughly 100.  So we have -

Mike Petrullo:      It is 120.

Michael Cherkasky:  So we have added 70%.

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

Arnold Ursner:      Okay thank you.

Operator:           Your next question comes from Kevin Stark of Bear Stearns.

Kevin Stark:        Hi, this is Kevin, good morning. I was wondering if you
                    could give a little bit more details on the weakness in Asia. Is it lack of brand recognition or competitive situation or just the overall economic situation in Asia?

Michael Cherkasky:  It is certainly - it is neither of those, Kevin. We don't believe that - we think in Asia we are very well known, certainly in the key hub areas in Tokyo and in Hong Kong and Singapore. And it is not competitors. We think competitors are having a harder time than we are.

                    Certainly the Tokyo, Japan market has been extremely weak. There is no - or very limited - M&A activity. So the thing that drives us from the due diligence level of our business has been cut down. So the things that are occurring naturally there have diminished.

                    And this is not just in 2002. It started in the last half of 2000 and it continued through 2001 and now has unfortunately continued into 2002. We do see some glimmer of light there. One, we have done substantial restructuring to limit any potential downside we have there.

                    Two, we do see some coming back in the Hong Kong area, which in fact is our hub for the region, with some more inquiries and more assignments in the business investigations and business intelligence area. It also has had a negative impact in that, as the American economy and the American M&A have reduced, it has also impacted us.

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                    Additionally we are putting our - Asia was the last area to which we moved our full range of services, so we are just starting to get our background checking business and our financial services into Asia, which we think will be very helpful to us.

Kevin Stark:        Thank you very much.

Operator:           Your next question comes from Brian Ruttenbur of Morgan
                    Keegan.

Brian Ruttenbur:    Great quarter guys, a couple of questions. First of all on guidance. I think the consensus is out there on earnings per share basis - you are giving top line guidance of 13 to 18%
                    - but on earnings per share basis, I think everybody is around the mid 40s. I think that you beat everybody on the street and I just wanted to see what kind of guidance there is going forward.

Michael Cherkasky:  At this particular stage, Brian, we are not going to change
                    it. We gave guidance, which obviously didn't go into the particular quarter or pennies for the year. We did give general guidance for the year in a range. And at this particular stage we are not going to change it.

Brian Ruttenbur:    Okay great. The other question - I have two more. The
                    utilization rate company wide?

Mike Petrullo:      It is approaching the higher 70%, blended for the entire
                    company. And right now we are experiencing obviously higher utilization rate on the security services and our turnaround business.

Brian Ruttenbur:    Okay how is that trending? Maybe last quarter versus the
                    previous quarter? I just need to get some kind of gauge.

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

Mike Petrullo:      Yes, I mean, overall the utilization is increased. I would say that the utilization is pretty much in line with the fourth quarter in those particular businesses with the exception obviously of post 9/11. In the security business we had a tremendous spike until in fact we staffed up, as Mike mentioned, throughout the fourth quarter, and into the first quarter this year we have hired over 90 people.

Brian Ruttenbur:    Okay and then last question. You mention, I think recently, that March was your strongest month in the last six months or in company history, it was actually mentioned. Do you continue to see that strength in April? Has anything changed?

Michael Cherkasky:  March was the strongest month in new business for our security business.

Brian Ruttenbur:    Okay.

Michael Cherkasky:  And we have continued - and I will tell you that after the
                    9/11 incident we obviously started planning for hiring, and we were planning on an 18 month period of time where we thought that was the minimum length. We have now changed those expectations. We believe this is a much longer-term jump for us in that our February, March, April new business intake is substantial.

                    We believe that the world events in general are causing corporations to have enormous security concerns. That homeland security is going to have an enormous demand. So that we are now looking at this as a long term, five to eight year process, for which security is going to be something that there is going to be a substantial demand.

                    And so we now have changed our expectations and are gearing up more for this longer term than we had originally expected, Brian.

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

Brian Ruttenbur:    Okay, just along those lines, so you have seen no decrease.
                    But have you seen an increase from March? I am just trying to gauge it. It is kind of - up from March or...

Michael Cherkasky:  We don't have the April number yet. This is May 1 and we don't have that number yet. But I can tell you we will have it very shortly. But right now we don't have that number. I can just tell you that February was good, March was great and we know just from the grapevine that April is very strong in the security area.

Brian Ruttenbur:    Great, thank you very much.

Operator:           Your next question comes from David Gold of Sidoti &
                    Company.

David Gold:         Hi good morning.

Michael Cherkasky:  Good morning David.

David Gold:         First question is for Mike C. The employee screening
                    business was tracking a little bit weaker than we had expected and I was just curious if internally you shifted some of the growth that you were expecting here to the financial and security side, seeing as they were tracking a little bit stronger.

Michael Cherkasky:  Well - obviously our employee screening business did not have the growth that we expected. And that is fundamentally because economic conditions materially impacted the new hiring that really drives most particularly the drug testing business. It somewhat surprisingly did not substantially impact the background checking business.

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

                    That grew at a 24% rate, which is healthy. So do we think that the combination of having a robust economy and the security interest that is causing people to do more backgrounds would drive it faster than 24%? Yes we do. And we are seeing somewhat of a shift and we are looking at our services - the shift is to a very very strong growth in the security and financial services.

                    And so the answer is yes, in fact our expectations for this second and third quarter are more focused on the growth in those areas as opposed to the general employee screening area. Because until economic conditions change we don't believe we are going to have a materially different growth in those areas than we are seeing in the first quarter.

David Gold:         Okay, that is helpful, I appreciate it. And then also Mike
                    Petrullo, I didn't know if you would have this handy but I know you spoke a little bit to utilization company wide and I was curious if you might have the number for the financial services business?

Mike Petrullo:      For our turnaround business, David? Yes I actually do have something. In our turnaround portion of the business, our utilization rates are over 85%.

David Gold:         Okay, great, thank you.

Michael Cherkasky:  And just to comment on that. We do not think we can function, that we can run our business, at really anything over those numbers. There is too much burn out; they are not long term. We don't have the long-term capacity. Because that includes people who are administrative or kind of business getters.

                    And the other people then are probably working 120 to 130%. So again that causes us to say that it is hard to - anything above that would be hard for us to maintain. We think we can maintain this number but not anything above that.

David Gold:         Do you know if that is near the historical number.

Michael Cherkasky:  Absolutely.

David Gold:         Okay, great, thanks a lot and congratulations.

Mike Petrullo:      Thanks David.

Operator:           Your next question comes from Bret Manderfeld of US Bancorp.

Bret Manderfeld:    Hi, good morning Mike and Mike, it is Bret Manderfeld from
                    US Bancorp Piper Jaffray.

Michael Cherkasky:  How are you?

Bret Manderfeld:    Doing well, Mike. My question relates to the background
                    screening area, and whether you are seeing growth coming from existing clients at all or whether it is all coming from new additions. I can completely understand the hiring environment that we are in currently.

Michael Cherkasky:  It is a little above - again we really don't see it from the hiring - we think the hiring base is pretty static right now. So while it is both, it is really because of a new interest. So some of the clients that are being added are clients are just coming in because they have security concerns about people who need to be vetted who are entering their buildings or entering their lots.

                    So it is not only employees. It is now - it is vendors who are now being screened. And that is a security driver. But it is both - we have received a number of nice new contracts. We think the Kroll brand in this insecure world is very valuable in that business.

Bret Manderfeld:    That's sounds great, and Mike, do you see an opportunity to do more kind of post employment screening work - existing employees get better understanding of who they are?

Michael Cherkasky:  Absolutely Bret. It is something that we are pitching, and we in fact have a number of contracts that we have received, but even more who are talking to us about doing that. They do want to understand with all of the security they are putting in to let people in their building. They want to understand whom they have on their work force.

                    So that is absolutely something that is giving us an advantage over maybe some of the rest of the industry.

Bret Manderfeld:    And is there meaningful revenue contribution there yet or is that still to come?

Michael Cherkasky:  I think that is going to be something that we are going to see increasing in quarters in the future. It is something that has started, but it is just the beginning of our sales effort to try to talk to people about that need.

Bret Minderfeld:    Okay, great, and one final question, just trying to get a
                    handle on the relative mix of business in the consulting area. Some of the turnaround work that you do versus M&A and some of the other areas. Can you kind of talk a little bit about that please. Thanks.

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Michael Cherkasky:  Historically we had - about 65% of our business there had been in the investigation business. That was 2001 - or the first three quarters of 2001. That has changed. We are now having a much closer split between financial services and the investigation business. And that has to do with the relatively flat or no growth in the investigation business and the very substantial growth in the financial services business.

Bret Manderfeld:    Okay, great, thank you.

Operator:           Your next question comes from Matt Hull of Avondale
                    Partners.

Matt Hull:          Good morning guys.

Michael Cherkasky:  Good morning Matt.

Matt Hull:          I have a question concerning the Ontrack acquisition. Do you expect the same rate of reduction in SG&A and improvement in margins as they come on board?

Michael Cherkasky:  Absolutely.

Matt Hull:          Okay and how many employees are you adding there?

Michael Cherkasky:  There are roughly 350 employees.

Matt Hull:          And just one other question, your gross margin on your
                    consulting segment is - I missed it earlier - is that solely due to utilization rate?

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Mike Petrullo:      Yes, it is two things. It is really business mix and
                    utilization. We are getting a very high contribution on our gross margins because we are building our turnaround business at a high rate - over 50% growth there.

                    And also the additional increment from utilization rates in that business as well as in our core BI&I business - we are able to leverage the people in those parts of the business and integrate them with respect to being able to provide security solutions because of their background in law enforcement, etc.

                    So we are getting two factors: one, the growth in the turnaround business; as well as the general overall increase in utilization and being able to cross-utilize our professionals.

Michael Cherkasky:  And if I could just add one comment. The turnaround business is not short term. These are assignments - the Federal Mogul deal is one example - which we expect to last, we are talking about, years and years. These things do not stop quickly, so those are not a business.

                    Those two businesses, turnaround and security, are not businesses that are impacted by - or short term impacted by
                    - the economy. Obviously the turnaround business is long term. We have that business in house. The only thing that can happen for us is if the economy comes back stronger we will in fact do better over all.

                    So I just wanted to make sure that point was clear.

Matt Hull:          Okay and do you have sort of a number of those long-term
                    contracts?

Michael Cherkasky:  Yes we do.

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

Matt Hull:          That you can give us?

Michael Cherkasky:  In what area of business?

Matt Hull:          In the - all of them.

Michael Cherkasky:  We certainly have a series of multi-million dollar assignments. And the most two prominent in the turnaround business are Federal Mogul and Global Crossings for Europe and Latin America. And those are major major multi-year assignments.

                    In the security area we also have a series of contracts. One of the things about this is we don't give names out because everyone wants - comes to Kroll for confidentiality and we respect that.

Matt Hull:          That's fine, thanks very much, good quarter.

Michael Cherkasky:  Thanks Matt.

Operator:           Your next question comes from Eric Remjeske of RBC Dain
                    Rauscher.

Eric Remjeske:      Good morning gentlemen.

Michael Cherkasky:  Good morning.

Eric Remjeske:      The first and foremost, congratulations on a great quarter.
                    And also on your recent announcement of an acquisition of Ontrack. I think you are getting quite a company there.

Michael Cherkasky:  We think so too.

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

Eric Remjeske:      I kind of think of them as that old Robert Redford movie,
                    Sneakers. Kind of technologically savvy and everyone seems to be aware of it.

Michael Cherkasky:  Great.

Eric Remjeske:      As far as my questions I have a two-part question here.
                    First I might be a bit ahead of myself here so let me know if that is the case. How do you plan to market Ontrack's services and software? Part two is -- Bret touched on this a little bit -- but what is going to be your target mix for your revenues going forward.

                    Right now it is kind of a three-prong strategy - I think you call it your risk mitigation focus. Can you give us just kind of a broad idea on that going forward?

Michael Cherkasky:  Yes, first question is obviously we haven't closed the
                    Ontrack deal. But that doesn't mean that we are not planning and working with Ontrack management and Ben Allen to make sure that when we do close it that it goes smoothly and we take advantage of the different synergies that we see.

                    We have - we believe that for 2002 the clear win for us is the ability to start to market very quickly the Ontrak services into our law firm clients through our pre-existing law firm relationship managers. Those are the ones that are talking to them. We are already in the process of talking to our law firm clientele making them aware of the deal that in fact we believe will be completed shortly.

                    And teeing them up for the time so that we can introduce this new product to them. We would tell you that the excitement is substantial and that people are

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

                    very interested in it. It is something that does solve a problem for them - to have someone who they had a relationship with, like Kroll, who now has this terrific capability.

                    So that is the focus in 2002, and it is a sales focus into law firms with our relationship managers. Obviously we are doing a lot of other planning for longer term but I am not going to get involved in that.

                    The second question was...

Eric Remjeske:      The business mix...

Michael Cherkasky:  The business mix - we have in fact said that right now the investigation business represents about 35% of all of our business. That is a business that is a gold plate business. Kroll will always be, we believe, the gold plate of investigations worldwide. But as a publicly traded company we want to make sure that the economy does not negatively impact us or not allow us to perform to the shareholders' expectations.

                    So we in fact have striven to drive that business down. At one point that (the investigation business) was 100% of it. Now it is 35%. With Ontrack it will be 25%. We are comfortable with that business being 25% and reducing it to about 20% of our total business. We believe that we are - our game plan or strategy is also to add to more scaleable types of businesses to our mix. We think again Ontrack does that for us.

                    And we will be looking to grow those kinds of businesses more substantially so that we have a better consultant-to-product-type services mixed in the company that approaches 50%, and then actually gets the pure consulting lower than 50%.

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

                    So that is in fact our 18-month to 24-month goal.

Eric Remjeske:      Great, gentlemen, thank you.

Michael Cherkasky:  Thank you.

Operator:           Your next question comes from Chris Hussey of Goldman Sachs.

Chris Hussey:       Good morning gentlemen, a quick question on government
                    business. I know you guys have that big monitoring contract out with the Los Angeles Police Department and there have been some changes there. Could you just update us on how much government business is impacting your business since
                    9/11 and what you are doing to focus on capturing some of the government money that is coming in.

Michael Cherkasky:  Now, Chris, that is a good question. Very little of it has come in to this point. And I think that first and foremost you have to understand the government business, because of the enormous budget and the lack of bureaucracy in Washington. This is where there is a negative - where there is no bureaucracy. They haven't been able to spend the money that has been appropriated.

                    So our first major government contract came in New Jersey with a first responder contract for a million dollars to train New Jersey transit officers. But that is - there is very local money that in fact that has been peeled off. And the really large contracts are just now being let, or being let to the systems integrators.

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

                    We think that we will be part of those but we are in a process of talking to these very large defense contractors about being part of that. Also we are about to get our (MOBIS) to in fact allow us to do more government contracting. But it will be some period of time. We haven't really seen it yet.

                    We are having expectations, but we have not put into our numbers any of that. But we have very very high hopes that - over certainly the last six months of the year going into the next two years - government services will in fact start to become a significant piece of our pie. It is not now, Chris.

                    We are - I will tell you we are very active. And not just us reaching out but others reaching out to us in discussions with the large firms to be part of these teaming efforts in the security area.

Chris Hussey:       Thanks very much, very helpful.

Operator:           You do have a follow-up questions from Arnold Ursner of CJS.

Arnold Ursner:      Hi, can you comment on your tax rate on a going forward
                    basis, please.

Mike Petrullo:      Yes, Arnie, we utilize a rate of approximately 35%, but what we are now able to start doing is, in the prior years with all of the one time costs we had domestically we generated
                    NOL - approximately $60 million of NOL. What we are actually now able to do - since we are getting positive income from our operations domestically - is start to burn down some of that positive taxable income by utilizing some of our NOLs domestically.

Arnold Ursner:      So should we assume a 35% on a go forward basis?

Mike Petrullo:      We should see that. We may have a better effective tax rate.

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

Arnold Ursner:      Okay, can you comment on your trend in hourly fees for
                    businesses like security services and financial services, your key personnel?

Michael Cherkasky:  Yes, we are in a high demand period of time. And the demand where - in the security services, as we commented before and it continues to be true, we are still resource constrained. We are trying to make sure that our clients are getting value and we are not - certainly not - raising our rates inappropriately.

                    What we do is make sure that people understand that we are prioritizing things to make sure that the longer term engagements - larger engagements - are the ones we are focused on which also have higher fees attached to them. I would say that we have seen not only a higher utilization, which is in fact helping to drive our gross margin, but also at a higher rate in those two particular businesses.

Arnold Ursner:      Again not to attempt to burst the bubble, but when you had your analyst day you gave relatively specific first quarter guidance.

Michael Cherkasky:  Yes and we in fact have certainly performed better on our margin than we did in our first quarter guidance. We did not perform quite as well as we had said in our first quarter revenues. We think the factors about that are fundamentally economic factors, which were somewhat worse in the first quarter than we had anticipated. And it really has to do with businesses, which are our non-strategic businesses, long-term strategic businesses and our businesses that are not our margin. We think that that will be reversed and are confident that it will be reversed in the second and third quarter and that we will - based on the strengths of the mix of businesses that we have going forward - we will actually make up that short fall in the second, third and fourth quarters and be within guidance of our revenues for the year.

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

Arnold Ursner:      Is there anyway perhaps you can kind of build back, if you will, the $3 million or so revenue that is missing versus the mid-point of your range. If one was to just pick an example, the drug testing areas for example. How much of a short fall was from that? Is there any?

Michael Cherkasky:  Yes there is and I will do it generally. The two businesses that had the big misses were the drug testing business and our InPhoto business. Drug testing was more than $500,000 off of 2001. And InPhoto was off over about $700,000. So you have $1.3 million there off. And then obviously it is not growing, so there you fundamentally account for it.

                    We are not going to suggest that those businesses are not important business to us, but we are going to suggest that they are not strategically the businesses that we focused on for growth. That we are - we believe we will more than make up for that in our business mix - particular the security and the financial services area of the business.

                    And if the economy comes back we will in fact see those businesses rebound too, which would be all of the stars aligning for Kroll. But we are not counting on that; we are not counting on any improvement in the economy. We are saying that the economy will still be in the relative doldrums worldwide as it is today. And we believe that we will be within our revenue numbers for the year.

Arnold Ursner:      Okay, thank you very much.

Michael Cherkasky:  Do we have any more questions? Thank you for your participation.

Operator:           That concludes today's conference; thank you for your
                    participation. You may now disconnect.



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